Exhibit 99.1

 PRESS RELEASE

BROOKFIELD CLOSES US$9 BILLION GLOBAL PROPERTY FUND

Brookfield, News, April 18, 2016 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), announced today that it held the final close on Brookfield Strategic Real Estate Partners II (“BSREP II” or the “Fund”) with US$9.0 billion of equity commitments, creating a global opportunistic real estate fund that will invest in a diversified portfolio of high-quality property assets in North America, Europe, Australia, Brazil and other select markets.

Total capital commitments of the Fund exceed the original US$7.0 billion fundraising target, reflecting strong investor demand for real asset investment strategies. BSREP II’s predecessor fund closed in 2013 with US$4.4 billion of total capital commitments.

Investors in the Fund are a diverse group of more than 100 institutional investors, including sovereign wealth funds, financial institutions and public and private pension plans. Brookfield has committed US$2.3 billion to the Fund, aligning its interests with those of investors. Brookfield’s commitment will be funded through Brookfield Property Partners L.P.  To date, the Fund has committed to invest over $4.0 billion in investments in the U.S., Europe and Brazil.

Brian Kingston, CEO of Brookfield Property Group, said, “We are grateful for the support we have received from our clients. This fundraise eclipsed our target and shows that private capital demand for real estate investment with a strong global sponsor has not abated. The Fund is already 45% committed, and we continue to see attractive opportunities to put capital to work around the world.”

###

Brookfield Asset Management

Brookfield is a leading global alternative asset manager with over $225 billion of assets under management. We have over a 100 year history of owning and operating real assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com

Brookfield is also a leading global owner and operator of commercial properties, with approximately US$144 billion invested in real estate, including 260 office properties in major global business centers, 170 shopping malls, 27 hospitality assets, 97,000 multifamily home units and 55 million square feet of industrial properties.

For more information, please contact:

Andrew Willis Communications and Media Tel: (416) 369-8236 Email: Andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com